July 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Joshua Ravitz

Re:

BMW FS Securities, LLC

Revised S-3 Submission

Dear Mr. Ravitz:

On June 15, 2006, our client, BMW FS Securities, LLC (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) our S-3/A, consisting of a revised form of prospectus supplement and a base prospectus.  On behalf of the Company, submitted below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated June 30, 2006.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the form of prospectus supplement and/or base prospectus, as applicable, was amended in response to the Comment.  All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the previous submission.

Registration Statement on Form S-3

General

1.

Comment:  While we note your response to comment 3 of our letter dated June 1, 2006, please clarify and confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We confirm that an unqualified legal and tax opinion will be filed in connection with each shelf takedown.

Prospectus Supplement

Cover Page

2.

Comment:  We reissue comment 5 of our letter dated June 1, 2006, in part.  While we note that you have added subordination of the Class B notes to the cover as a form of credit enhancement, it appears from pages S-13 and S-14 that the priority of payments among the Class A notes is an additional form of credit enhancement.  Please list this credit enhancement with other credit enhancements on the cover page.

Response:  The Class A notes pay sequentially prior to an event of default. However, following an event of default, the Class A notes (with the exception of a money market tranche which will be paid first) pay pro rata.  All of the Class A Notes are rated in the highest rating category of each of the rating agencies.  The rating agencies do not consider later paying classes of sequential-pay senior notes as part of the enhancement for the earlier paying classes of senior notes; they are indifferent as to whether there is one class of senior notes or multiple tranches of senior notes.  The method of payment is not credit enhancement but time tranching that is commonly used for other auto asset-backed securities and other asset types.

3.

Comment:  We note your response to our prior comment 6.  Please also identify the first expected distribution date for the asset-backed securities.  Refer to Item 1102(g) of Regulation AB.

Response:  We have modified footnote 2 on the cover page to identify the first expected distribution date for the asset-backed securities.  Please note that the first expected distribution date is the first payment date that is set forth in the table that appears on the cover page of the prospectus supplement.

Credit Enhancement, page S-52

4.

Comment:  We note your response to our prior comment 8, but reissue the comment.  Please explain how the losses will be allocated among the classes of securities.  Refer to Item 1102(a)(3)(ix) of Regulation AB.

Response:  The prospectus supplement has been revised in accordance with this comment to explain how the losses will be allocated among the classes of securities. Please see pages S-15, S-16 and S-53.  In contrast to some transactions with different asset types, losses in excess of available credit enhancement in this transaction and in most auto loan securitizations will not result in a write down of the principal balances of the classes of securities.  Instead, after all other available credit enhancement is exhausted, losses will reduce the amount available for distribution among the classes of securities.  In this transaction, if the pool balance is less than the principal balance of the Class A Notes, principal is paid to the Class A Notes prior to interest being paid on the Class B Notes.

Reserve Accounts page S-53

5.

Comment:  We note your response to our prior comment 11.  Please tell us whether or not you plan to also file a Form 8-K to report a change in the formula for determining the specified Reserve Account Balance and for determining the overcollateralization level.  If not, please tell us why you do not think it is necessary.  Refer to Form 8-K and Section III.D.8. of the Regulation AB Adopting Release (Release Nos. 33-8518 and 34-50905).

Response:  A Form 8-K will be filed to report a change in the formula for determining the Specified Reserve Account Balance and for determining the overcollateralization level.

Base Prospectus

Certain Information Regarding the Securities

Indexed Securities, page 46

6.

Comment:  It appears that you contemplate linking payments on the securities to changes in the price of currencies, securities, commodities, or an index of securities or commodities.  Please note that payments on securities based on the value of an equity or commodity or other index such that the payments on the security comprise or include payments based primarily on the performance of the external index and not by the performance of the actual securities in the pool would not meet the definition of an asset-backed security under Regulation AB.  Please delete this section or provide an analysis to explain how the Indexed Securities would meet the definition of an asset-backed security under Regulation AB.  Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

Response:  The section titled “Indexed Securities” has been deleted in its entirety and any references to Indexed Securities in the base prospectus have been removed.  Please see pages 46 and 47.

Description of Transfer and Servicing Agreements

Credit and Cash Flow Enhancement, page 60

7.

Comment:  We reissue comment 12 of our letter dated June 1, 2006, in part.  We note that you have added descriptions of subordination and repurchase obligation to the base prospectus.  However, there remain several forms of credit enhancement listed on page 6 or on page 60 that are not described in the base prospectus, including excess interest, overcollateralization, letters of credit, guaranteed investment contracts, cash deposits, and liquidity facilities.  Please provide a description of each form of credit enhancement in the base prospectus.  Similarly, add a discussion of the Derivative Arrangements listed on page 47, including guaranteed rate agreement, maturity liquidity facility and tax protection agreement.

Response:

Descriptions of excess interest, overcollateralization, letters of credit, guaranteed investment contracts, cash deposits, and liquidity facilities have been added to the base prospectus.  Please see pages 61 to 63.  In addition, under the heading “Derivative Arrangements” on page 47, references to guaranteed rate agreements, maturity liquidity facilities and tax protection agreements have been deleted.  Please see page 47.

Thank you for your attention to our revised submission.  Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:

Mr. Kevin Healy

BMW FS Securities, LLC